Filed by Community Health Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tenet Healthcare Corporation
Commission File No.: 001-07293

On March 1, 2011, Community Health Systems, Inc. (“CHS”) presented at the Citi Global Healthcare Conference. The following slides were used in connection with CHS’s presentation.

Citi March, 2011

Any statements made in this presentation that are not statements of historical fact, including statements about our beliefs and expectations, including any benefits of the proposed acquisition of Tenet Healthcare Corporation ("Tenet"), are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. These forward-looking statements involve risks and uncertainties, and you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, our ability to obtain stockholder, antitrust, regulatory and other approvals for any proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, uncertainty of our expected financial performance following completion of any proposed transaction and other risks and uncertainties referenced in our filings with the Securities and Exchange Commission ("the SEC"). Forward-looking statements, like all statements in this presentation, speak only as of the date of this presentation (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-Looking Statements

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with Tenet proposed by Community Health Systems, Inc. ("CHS" or "the Company"), which may become the subject of a registration statement filed with the SEC. CHS intends to file a proxy statement with the SEC in connection with Tenet's 2011 annual meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Tenet. This material is not a substitute for any prospectus, proxy statement or any other document which CHS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to Community Health Systems, Inc. at 4000 Meridian Boulevard, Franklin, TN 37067, Attn: Investor Relations. Additional Information Participant Information CHS, its directors and executive officers and nominees may be deemed to be participants in the solicitation of proxies in connection with Tenet's 2011 annual meeting of shareholders. The directors of CHS are: Wayne T. Smith, W. Larry Cash, John A. Clerico, James S. Ely III, John A. Fry, William N. Jennings, M.D., Julia B. North and H. Mitchell Watson, Jr. The executive officers of CHS are: Wayne T. Smith, W. Larry Cash, David L. Miller, William S. Hussey, Michael T. Portacci, Martin D. Smith, Thomas D. Miller, Rachel A. Seifert and T. Mark Buford. The nominees of CHS are: Thomas M. Boudreau, Duke K. Bristow, Ph.D., John E. Hornbeak, Curtis S. Lane, Douglas E. Linton, Peter H. Rothschild, John A. Sedor, Steven J. Shulman, Daniel S. Van Riper, David J. Wenstrup, James O. Egan, Jon Rotenstreich, Gary M. Stein and Larry D. Yost. CHS and its subsidiaries beneficially owned approximately 420,000 shares of Tenet common stock as of January 7, 2011. Additional information regarding CHS's directors and executive officers is available in its proxy statement for CHS's 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed with the SEC in connection with Tenet's 2011 annual meeting of shareholders.

CHS is the Premier Hospital Company Largest operator of non-urban and mid-size hospitals - 130 acute care facilities Geographic diversity 29 states Sole provider in over 60% of markets served 2009 Actual 2010 Actual Revenue $12,108 $12,987 EBITDA ** $ 1,671 $1,770 EBITDA Margin ** 13.8% 13.6% EPS $ 2.64 $ 3.01 An Established Operator ** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010 and 2009 (Slides 35 and 36). For purposes of this presentation, EBITDA means Adjusted EBITDA.

National Health Expenditures Large and Growing Market with Favorable Trends Source: Centers for Medicare and Medicaid Services Health Spending Expected to Grow 6.3% Annually Through 2019; Hospitals Represent Largest Portion U.S. Population Growth 1995 994 1997 1092 1999 1270.3 2001 1469.6 2003 1734.9 2005 1983 2007 2240 2009 2473 2011 2710 2013 3025 2015 3538 2017 4045 2019 4572 6.6% CAGR 2008 2013 2019 Age 65 and Older 38.7 43.3 51.9 Rest of Population 20.4 21.8 23.4 0.87% CAGR (in millions) 2.7% CAGR

QHR Managed Facilities - 150 CHS Acute Care Facilities - 130 Geographically Diverse 130 Hospitals in 29 States Sole Provider in over 60% of Markets QHR 150 Facilities in 38 States Top 5 States YE 12-31-10 # of Revenue State Hospitals Contribution Texas 17 13.0% Indiana 8 10.3% Pennsylvania 10 10.0% Alabama 9 8.9% Tennessee 11 5.1% Total 55 47.3%

1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20 20 20 20 20 Significant Future Growth Opportunities Significant Opportunities for Growth in Revenue and Operating Profit Increase Inpatient ER Visits Expand Services Effectively Integrate Acquisitions Improve Hospital Operations Recruit Quality Physicians CHS Plan Execute Measure

Physician Recruitment Drives Growth Strong Internal Recruiting Dedicated Physician Support Ongoing Monitoring of Practice Development 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Target # Physicians 175 247 277 340 426 470 507 534 594 769 1472 1679 1852 1900 # Physicians Commenced Practice Note: Does not include the Rockwood Clinic acquisition for 2010

ER Strategy: "The Front Door" of CHS' Hospitals Initiatives Renovations/Expansions - 54 projects completed, several currently under way Marketing Programs - ER+ ProMed - Emergency room data tracking, quality management and measurement tool Discharge call back implementation Results Improved patient satisfaction Contributed to same store admission growth Enhancing ER Capabilities Contributes to Future Growth

Improve Hospital Operations Acquisitions Ancillary Services Pharmacy Laboratory Surgery Imaging Billing and Collections Compliance Community Cares Customer Service ER Management Executive Recruitment Facilities Management Financial Reporting and Control Group Purchasing Health Information Management Home Health Information Systems Insurance Programs Joint Commission Legal Services Managed Care Marketing Patient and Physician Satisfaction Physician Advisory and Leadership Board Physician Recruiting and Support Quality / Resource / Case Management Revenue Strategies Senior Circle Specialty Services Standardization and Centralization

2010 Acquisitions Bluefield Regional Medical Center, Bluefield, West Virginia (October 2010) 240 beds and $95 million net revenue Located on border with Virginia in southeastern West Virginia Forum Health, Youngstown, Ohio (October 2010) 311 beds at Trumbull Memorial Hospital in Warren, Ohio 355 beds at Northside Medical Center in Youngstown, Ohio $370 million net revenue Includes rehab hospital with 69 beds Marion Regional Hospital, Marion, South Carolina (July 2010) 124 beds and $60 million net revenue Includes skilled nursing facility with 92 beds

1997 - 2001 2002 2003 2004 2005 2006 2007 2008 2009 Trailing 722.467 214.6 545 151.7 246 322.5 6060.6 300 430 Actual 2010 1625.69 369.117 975.795 250.104 315.597 501.406 6656.868 356.703 581.015 Acquisition Performance for 2010 vs. Trailing By Year Acquired 1997 - 2001 2002 2003 2004 2005 2006 2007 2008 2009 Trailing 46.421 1 32 15.9 10 17.24 708 13 29 Actual 2010 252.838 21.569 169.032 39.379 19.76 69.023 970.419 27.217 51.564 Revenue EBITDA ** $11,632 $1,621 (a) $8,993 $873 (a) EBITDA includes corporate overhead. ** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010 and 2009 (Slides 35 and 36). For purposes of this presentation, EBITDA means Adjusted EBITDA.

Community Health Systems and Tenet Healthcare: A Compelling Opportunity for Value Creation

Compelling Strategic Rationale Strong complementary fit with significant synergy potential Opportunity to leverage operating efficiencies and best practices Enhances ability to contract effectively with payors More attractive platform for physician recruitment CHS management team has proven track record of superior operating performance Successfully integrated Triad acquisition - a transaction that was larger on a relative basis Transaction is accretive to EPS in the first full year

$6.00 offer price per share comprised of $5.00 in cash and $1.00 in CHS stock Offer represents 40% premium to December 9, 2010 closing price for Tenet Stock consideration provides Tenet shareholders the opportunity to participate in future upside from earnings growth and synergy realization Credit Suisse has provided to us a letter indicating that it is highly confident it can arrange the debt financing for the transaction along with a syndicate of other financial institutions (1) Strong desire to reach an agreement with Tenet on a friendly basis, but committed to completing this transaction Intends to nominate directors for 2011 annual meeting (1) Subject to customary terms and conditions. Attractive Offer for Tenet Shareholders

Combined Company Pro Forma Tenet Note: Revenue as of YE 12/31/10. Revenue $13.0 billion $9.2 billion $22.2 billion Hospitals 130 50 180 States 29 11 30 Licensed Beds 19,400 13,430 32,830

Target Contribution to Combined Company Tenet Acquisition Relative to Triad Triad Tenet Revenue 56% 42% EBITDA 55% 36% Beds 51% 41% Hospitals 41% 28% LTM as of 12/31/06 LTM as of 9/30/10 CHS has successfully integrated Triad. On a relative basis, Tenet is a smaller acquisition.

Triad Facilities LTM 6/30/07 0.12 CY 2009 0.148 +280 bps CHS Management Significantly Improved Triad's Operating Results Pre-acquisition Margin Improvement Substantial corporate cost savings and purchasing synergies achieved First Calendar Year: $145 million Peak Synergies: Over $275 million Recruited ~2,400 physicians to Triad facilities since acquisition Focused CapEx on high ROI projects

Experienced and Effective Management Team

Name	Title	Years of Industry Experience	Background
Wayne T. Smith	Chairman, President and CEO	30+	President and Chief Operating Officer at Humana
W. Larry Cash	Executive Vice President and CFO	30+	Vice President and Group CFO at HCA; Senior Vice President of Finance & Operations at Humana
Rachel A. Seifert	Executive Vice President, Secretary and General Counsel	15	Vice President – Legal Operations, HCA
William S. Hussey	President, Division IV	25	Joined as AVP in 2001; Divisional President – Tampa Bay Division, HCA
David L. Miller	President, Division I	30+	Divisional Vice President – HMA; Various positions with Humana
Thomas D. Miller	President, Division V	20	President & CEO – Lutheran Health; CEO of Tri Cities Market – HCA
Michael T. Portacci	President, Division II	25	Joined as Hospital CEO in 1987; Became Group VP in 1991
Martin D. Smith	President, Division III	15	Joined as Hospital CEO in 1998 and became Division III VP of Operations in 2005; Various positions with HMA
T. Mark Buford	Senior Vice President & Chief Accounting Officer	25	Joined as Corporate Controller in 1986 and became Chief Accounting Officer in 1988
Larry M. Carlton	Senior Vice President – Revenue Management	30	Director of Health Financing with Humana, Galen and HCA
Kenneth D. Hawkins	Senior Vice President – Acquisitions and Development	20	Vice President of Development – Champion Healthcare
Barbara Paul, MD	Senior Vice President & Chief Medical Officer	20	Director of Quality Measurement & Health Assessment Group – CMS Department of HHS
Martin G. Schweinhart	Senior Vice President – Operations	25	CFO of Denver and Kentucky Divisional Markets; Various positions with HCA and Humana
J. Gary Seay	Senior Vice President & Chief Information Officer	25	Vice President – Cigna; Various positions with Humana
Lynn T. Simon, MD	Senior Vice President & Chief Quality Officer	20	Senior Vice President & Chief Medical Officer – Jewish Hospital & St. Mary's HealthCare in Louisville, Kentucky

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Wayne T. Smith Chairman, President and Chief Executive Officer Community Health Systems W. Larry Cash Executive Vice President and Chief Financial Officer John A. Clerico Co-founder and Chairman ChartMark Investments Former Executive VP and CFO of Praxair and Union Carbide James S. Ely III Founder and CEO of Priority Capital Management Former Senior Banker and Managing Director in J.P. Morgan's Syndicated and Leveraged Finance Group John A. Fry President of Drexel University Former President of Franklin and Marshall College Former Executive VP of the University of Pennsylvania William Norris Jennings, M.D. Practicing family medicine physician for over 30 years Former managing partner for Southend Medical Clinic Julia B. North Former President of Consumer Services for BellSouth Telecommunications H. Mitchell Watson President, Sigma Group of America, Former President and Chief Executive Officer of ROLM Company, Former Vice President of IBM Significant Board Strength Name Background

Financial and Operating Highlights

2000 255770 2001 303677 2002 379604 2003 434570 2004 493776 2005 538445 2006 605511 2007 846835 2008 1207756 2009 1275888 2010 1308334 2000 139407 2001 165100 2002 205607 2003 238774 2004 267390 2005 291633 2006 326235 2007 461058 2008 668526 2009 692569 2010 693382 17% CAGR 18% CAGR Admissions CHS is an Industry Leader in Admissions Growth Admissions Adjusted Admissions * * Adjusted admissions include a factor for outpatient business Note: Prior to 2003, as reported, not restated to reflect the reclassification as discontinued operations of hospitals sold or designated as being held for sale in 2005.

* Adjusted admissions include a factor for outpatient business Admissions Adjusted Admissions * 2009 692569 2010 693382 2009 1275888 2010 1308334 +2.5% +0.1% Consolidated Year End 2010 vs. 2009

Net Revenue EBITDA ** 2009 12107613 2010 12986500 2009 1671397 2010 1770199 +7.3% +5.9% ** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010, and 2009 (Slides 35 and 36). Consolidated Year End 2010 vs. 2009

Net Revenue $12,986,500 $12,107,613 EBITDA** $ 1,770,199 $ 1,671,397 EBITDA Margin ** 13.6% 13.8% Same Store EBITDA ** $ 1,780,203 $ 1,686,433 Same Store EBITDA Margin** 14.1% 13.9% Income From Continuing Operations $ 348,441 $ 304,805 Continuing Operations Margin 2.7% 2.5% Income Attributable to Noncontrolling Interests $ 68,458 $ 63,227 Net Income Before Discontinued $ 279,983 $ 241,578 EPS (From Continuing Operations) $ 3.01 $ 2.64 Shares Outstanding (Weighted and Fully Diluted) 92,946 91,517 2010 2009 (Amounts in 000's except margin and EPS) ** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010 and 2009 (Slides 35 and 36). For purposes of this presentation, EBITDA means Adjusted EBITDA. Annual Income Summary For the Years Ended 12-31

Payor Mix Consolidated Net Revenue by Payor Source Managed Care Medicaid Medicare Self Pay 50.6 10.6 27.2 11.6 Self Pay Managed Care & Other Medicaid Medicare Year Ended December 31, 2010 Managed Care Medicaid Medicare Self Pay 51.9 9.8 27.1 11.2 Year Ended December 31, 2009 Self Pay Managed Care & Other Medicaid Medicare

Annual Same Store Growth *

(% change – Year over Year)

	2001	2002	2003	2004	2005	2006	2007(1)	2008(1)	2009	2010
Admissions	3.9%	4.5%	1.2%	-0.2%	2.1%	1.1%	-1.1%	2.0%	-1.5%	-2.5%(2)
Adj Admissions	4.5%	5.1%	-0.3%	1.2%	1.8%	0.9%	0.4%	2.2%	0.7%	-0.5%(2)
Revenue/Adj Admission	5.6%	4.3%	9.0%	5.3%	7.1%	6.1%	5.3%	3.3%	5.2%	4.5%
Net Revenues	**10.4%**	**9.8%**	**8.6%**	**6.6%**	**9.0%**	**7.0%**	**5.7%**	**5.6%**	**5.9%**	**3.9%**
EBITDA Growth **	13.6%	10.9%	9.0%	7.4%	12.2%	5.3%(1)	11.1%	17.7 %	9.8%	5.6%

(1) Revenue/Adj Admission, Net Revenues and EBITDA Growth numbers shown excluding change in estimate.

(2) Adjusted for service closures, weather, lack of flu, OB decline, movement of one day stays to observation and other unusual non reoccurring events, same store admissions would have increased 0.4% and same store adjusted admissions would have increased 2.1%.

* Includes acquired hospitals to the extent we operated them during comparable periods in both years

** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010 and 2009 (Slides 35 and 36). For purposes of this presentation, EBITDA means Adjusted EBITDA.

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Financial Information Consolidated 2002 2003 2004 2005 2006 2007 2008 2009 2010 A/R Days 63 65 63 61 62 54 53 48 46 Bad Debt 9.1% 9.7% 10.1% 10.1% 12.5% 12.5% 11.2% 12.1% 12.2% Cash Receipts as a % of Net Revenue less Bad Debts for the LTM 103% 102% 103% 103% 103% 104%+ 102% 103% 102%

Bad Debt (1) Adjusted Net Revenue = Net Revenue + Charity Care + Administrative Self Pay Discount ($ in millions) Year-end same store self-pay admissions decreased 0.2% and same store self-pay adjusted admissions increased 1.2%. As a percent of total admissions, same store self-pay admissions were up 10 basis points for year-end. % Change Same Store YE 12-31-10 Net Revenue - Bad Debt 3.5% Operating Expenses - Bad Debt 3.1% (Consolidated)

Balance Sheet Data Working Capital 12-31-08 Total Assets Stockholders' Equity $ 1,095,633 $13,818,254 $ 1,672,486 ($ in thousands) 12-31-09 $ 1,217,199 $2,015,417 Long Term Debt $ 8,938,185 $ 8,844,638 $14,021,472 12-31-10 $ 1,229,153 $ 2,250,377 $ 8,808,382 $14,698,123 Note: As of December 31, 2010, approximately 93% of our debt is fixed

Ability to Deleverage Ratios 1996 1.6 2006 0.5 2010 0.7 Debt to Net Revenue 1996 9.3 2006 3.4 2010 5 Debt to EBITDA Triad Acquisition 2010 ratios well below 1996 levels Triad Acquisition

($ millions) Cash from Operating Activities 2001 154.4 2002 285 2003 244 2004 326 2005 411 2006 350 2007 688 2008 1057 2009 1076 2010 1189 Cash Provided by Operating Activities 2011 Guidance $1,150 to $1,250 million Note: Cash taxes YE 12-31-10 were approximately $70 mm higher than the prior year

($ in millions) Capital Expenditures Renovation, Equipment & Replacement 5.1% 5.0% 5.2% 7.2% 6.3% 4.8% 5.1% As a Percent of Net Revenue Replacement Hospitals Including Corporate Office As a % of Net Revenue 2011 Guidance $750 to $850 million Includes $180 million for replacement hospitals 2006 2007 2008 2009 2010 1.1% 1.9% 1.1% 0.1% 0.3% 2004 164.286 2005 188 2006 225 2007 523 2008 692 2009 577 2010 667

1996 108 1997 122 1998 166 1999 203 2000 251 2001 291 2002 349 2003 429 2004 494 2005 573 2006 572 2007 827 2008 1525 2009 1671 2010 1770 ($MM) 1996 622 1997 742 1998 855 1999 1052 2000 1306 2001 1531 2002 2039 2003 2677 2004 3204 2005 3738 2006 4180 2007 7127 2008 10840.098 2009 12107.6 2010 12986.5 24% CAGR 22% CAGR Revenues EBITDA * Community Health's Strategy Has Delivered Results Strategy Produces Sustained Growth ($MM) * See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the three and twelve months ended December 31, 2010 and 2009 (Slides 35 and 36). For purposes of this presentation, EBITDA means Adjusted EBITDA. 2007 amounts include adjustments for change in estimate taken in Q407. 2006 EBITDA includes increase in allowance for doubtful accounts of $65 million taken in Q306.

CHS Is The Premier Hospital Company Geographically Diversified Strong Asset Base Attractive Market Segments Experienced Management Team Acquisition Opportunities Proven Formula Consistent Financial Performance Revenue and Profit Upside

Unaudited Supplemental Information EBITDA consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude discontinued operations, gain/loss from early extinguishment of debt and net income attributable to noncontrolling interests. The Company has from time to time sold noncontrolling interests in certain of its subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. The Company believes that it is useful to present adjusted EBITDA because it excludes the portion of EBITDA attributable to these third party interests and clarifies for investors the Company's portion of EBITDA generated by continuing operations. The Company uses adjusted EBITDA as a measure of liquidity. The Company has included this measure because it believes it provides investors with additional information about the Company's ability to incur and service debt and make capital expenditures. Adjusted EBITDA is the basis for a key component in the determination of the Company's compliance with some of the covenants under the Company's senior secured credit facility, as well as to determine the interest rate and commitment fee payable under the senior secured credit facility. Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity. This calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Unaudited Supplemental Information Continued The following table reconciles ADJUSTED EBITDA, as defined, to net cash provided by operating activities as derived directly from the condensed consolidated financial statements (in thousands):